FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 29, 2006

Item 3: News Release:

A news release dated and issued on November 29, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska to Undertake Uranium Exploration with Fond du Lac First Nation.

Item 5: Full Description of Material Change:

Vancouver, Canada, November 29th, 2006 - CanAlaska Uranium Ltd. (CVV - TSX.V) (the"Company") is pleased to announce that it has entered into an option agreement with the Fond Du Lac Denesuline First Nation to undertake uranium exploration on its reserve lands. The Fond Du Lac lands are located on the northern rim of the Athabasca Basin in Saskatchewan, Canada and covers 38,458 hectares (95,030 acres).

The region is known to host several uranium occurrences, including the Fond Du Lac uranium deposit, which was delineated by Eldorado Nuclear in the 1970's and hosts an historical reserve estimate (non 43-101 compliant) of 1 million pounds U3O8 at a grade of 0.25% U3O8.

Under the terms of the option agreement, the Company may earn a 49% interest in the mineral resources contained on the reserve lands by expending a minimum of Cdn$2 million in exploration expenditures over a 4 year period. In addition, CanAlaska commits to issue to Fond Du Lac Denesuline First Nation up to 300,000 common shares and to make cash payments of up to Cdn$130,000.  Upon CanAlaska fulfilling its obligations under the option agreement, it shall form a joint venture in which it will hold a 49% ownership interest.  The agreement contains provisions for the participation of 3rd parties should mineable uranium resources be defined.

The Fond Du Lac lands are located along the northern edge of the Athabasca basin, in immediate proximity to existing CanAlaska claims. The Grease River fault zone, a major structural feature of the Athabasca Basin, cuts through three of the reserves.  Exploration in the 1960's and 1970's by Amok Ltd and Eldorado Nuclear resulted in the discovery of extensive near-surface uranium mineralization in the sandstone close to, or over, the Grease River fault.  Although relatively minor as a uranium resource, this mineralisation is an indication of the prospectiveness of the area. High grade uranium showings are also present on one of the other reserves.

The Fond Du Lac lands are an excellent target for modern uranium exploration methods and the application of the new deposit concepts developed by modern research such as the EXTECH IV programme.

CanAlaska has signed a contract with Geotech Ltd to perform a VTEM survey over the reserve lands and some of its adjacent claims. This survey is scheduled to be carried out in November 2006.

Peter Dasler, President and CEO of CanAlaska states, "This agreement represents an important milestone for CanAlaska in its exploration efforts in the Athabasca Basin. We are most pleased to work hand-in-hand with First Nations communities towards the potential realization of an extremely valuable resource. Not only are we excited with regards to the immediate exploration prospects, we are also very pleased to involve the local community in our activities and to be able to create new opportunities for employment.”

Chief Victor Fern, Chief of the Fond du Lac Band and principal representative of the Fond du Lac Denesuline First Nation, a community of approximately 1,750 members of the 5,000 Denesuline within the area, states: “We very much look forward to working with CanAlaska in exploring our lands.  This is the first time our First Nation has entered into a partnership with an exploration company for the purpose of developing the mineral potential of our lands. The opportunity enables us to participate in the growth of the uranium exploration industry and to develop the economic potential of both our human and mineral resources.  CanAlaska’s experience and significant presence in the Athabasca Basin is indeed a testament to their abilities and commitment.”

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of November 2006.